NB

09040887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARJENT SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York , NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert DePalo 212 446 0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth J. McBride CPA
(Name – *if individual, state last, first, middle name*)

32 Woodvale Drive, Laurel Hollow, NY 11791
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert DePalo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Arjent Services LLC~~, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO and CEO

Title

Notary Public

GARY A. SCHONWALD
Notary Public, State of New York
No.: 02SC6165252
Qualified in New York County
Commission Expires May 07, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL!

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENNETH J. MCBRIDE
CERTIFIED PUBLIC ACCOUNTANT
32 WOODVALE DRIVE
LAUREL HOLLOW, NY 11791
(631) 697-0957

REPORT OF INDEPENDENT AUDITOR

Arjent Services, LLC
570 Lexington Avenue
New York, NY 10022

I have audited the accompanying statements of financial condition of Arjent Services LLC as of December 31, 2008 and December 31, 2007, and the related statement of operations, changes in members' equity, and cash flows for the period ending December 31, 2008 and December 31, 2007, which are being filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, that the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and cash flow for the year ending December 31, 2008 and December 31, 2007 in conformity with generally accepted accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial

statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kenneth J, McBride, C.P.A.
32 Woodvale Drive
Laurel Hollow, NY 11791
February 25, 2009

ARJENT SERVICES LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008

	2008	2007
ASSETS		
Current Assets		
Cash	$ 55,637	$ 225,543
Due from Clearing Broker	33,847	$ 527,081
Employee Advances	21,500	
Due from Arjent US LLC		731,848
Due from Arjent Services Limited		50,000
Total Current Assets	110,984	1,534,472
Other Assets	89,343	104,130
Fixed Assets, Net		
Computer Equipment	17,063	42,064
Furniture and Fixtures	34,957	24,957
Total Fixed Assets	52,020	67,021
TOTAL ASSETS	$ 252,347	$ 1,705,623
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 36,088	$ 38,077
Commissions Payable	17,864	
Taxes Payable		23,835
Due to Arjent Limited		468,679
Due to Arjent Ltd		92,500
Deferred Income		318,184
Total Current Liabilities	53,952	941,275
Equity		
Members' Equity	198,395	764,348
TOTAL LIABILITIES & EQUITY	$ 252,347	$ 1,705,623

See accompanying notes to financial statements